UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C.

20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2023

OR

[ ]

TRANSITION
REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP,

INC. 401(k) Plan
(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
The Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income
Security Act of 1974 (“ERISA”).

Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the financial statements as of December 31, 2023 and 2022, and for the year ended December 31, 2023, and
schedules of the Plan as of December 31, 2023 have been prepared in accordance with the financial
reporting requirements of ERISA.

F
INANCIAL
S
TATEMENTS

AND
S
UPPLEMENTAL
S
CHEDULE
S
Capital City Bank Group, Inc. 401(k) Plan
December 31, 2023 and 2022
and Year

Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2023 and 2022 and Year Ended December 31, 2023
Contents
Report of Independent Registered Public Accounting Firm

............................................................1
Financial Statements
Statements of Net Assets Available for Benefits

.............................................................................2
Statement of Changes in Net Assets Available for Benefits

............................................................3
Notes to Financial Statements

..........................................................................................................4
Supplemental Schedules
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

....................................13
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) .................................................14

Report of Independent Registered Public Accounting Firm
Plan Administrator,

Plan Participants, and Retirement Committee
Capital City Bank Group, Inc. 401(k) Plan
Tallahassee, Florida
Opinion on the Financial Statements
We have audited the accompanying statements

of net assets available for benefits of Capital City Bank Group, Inc. 401(k)
Plan (Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for
benefits of Capital City Bank Group, Inc. 401(k) Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements

are the responsibility

of the Plan’s

management. Our responsibility

is to express

an opinion on
these financial statements based on our audits.
We

are

a

public

accounting

firm

registered

with

the

Public

Company

Accounting

Oversight

Board

(United

States)
(PCAOB) and

are required

to be

independent with

respect to

the Plan

in accordance

with the

U.S. federal

securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We

conducted

our

audits

in

accordance

with

the

standards

of

the

PCAOB.

Those

standards

require

that

we

plan

and
perform the audits to obtain reasonable

assurance about whether the financial statements

are free of material misstatement,
whether due

to error

or fraud.

The Plan

is not

required to

have, nor

were we

engaged to

perform, an

audit of

its internal
control over

financial reporting.

As part

of our

audits, we are

required to

obtain an

understanding of

internal control

over
financial reporting but not

for the purpose of

expressing an opinion on

the effectiveness of

the Plan’s

internal control over
financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to

error or

fraud, and

performing procedures

that respond

to those

risks. Such

procedures included

examining, on

a
test basis, evidence

regarding the amounts

and disclosures in

the financial statements.

Our audits also

included evaluating
the

accounting

principles

used

and

significant

estimates

made

by

management,

as

well

as

evaluating

the

overall
presentation of the financial statements. We

believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information

in the accompanying Schedule

H, Line 4i –

Schedule of Assets (Held

at End of Year)

as of
December

31,

2023

and

Schedule

H,

Line

4a

–

Schedule

of

Delinquent

Participant

Contributions

for

the

Year

Ended
December 31, 2023

has been subjected to

audit procedures performed in

conjunction with the

audit of the

Plan’s financial
statements.

The

supplemental schedules

are the

responsibility of

the Plan’s

management. Our

audit procedures

included
determining

whether

the

supplemental

schedules

reconcile

to

the

financial

statements

or

the

underlying

accounting

and
other records, as applicable, and performing procedures

to test the completeness and accuracy of the information

presented
in

the

supplemental

schedules.

In

forming

our

opinion

on

the

supplemental

schedules,

we

evaluated

whether

the
supplemental

schedules,

including

their

form

and

content,

are

presented

in

conformity

with

the

Department

of

Labor’s
Rules and Regulations

for Reporting and

Disclosure under the

Employee Retirement Income

Security Act of

1974. In our
opinion, the

Schedule H,

Line 4i

– Schedule

of Assets

(Held at

End of

Year)

as of

December 31,

2023 and

Schedule H,
Line 4a – Schedule

of Delinquent Participant

Contributions for the Year

Ended December 31, 2023

are fairly stated, in

all
material respects, in relation to the basic financial statements taken as a whole.
/s/
Forvis Mazars, LLP

We have served as the Plan’s auditor

since 2022.
Little Rock, Arkansas
June 26, 2024

Capital City Bank Group, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
2023 2022
Assets
Investments at fair value $ 48,086,856 $ 42,020,583
Total assets 48,086,856 42,020,583
Net assets available for benefits $ 48,086,856 $ 42,020,583
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year

Ended December 31, 2023
2023
Additions
Investment income:

Dividends and interest income $ 347,149
Net appreciation in fair value of investments 6,379,794
Total Investment

Income
6,726,943
Contributions:
Participants 3,945,159
Employer 1,635,860
Rollover 267,972
Total Contributions 5,848,991
Total Additions 12,575,934
Deductions
Benefit payments 6,385,818
Administrative expenses 123,843
Total Deductions 6,509,661
Net increase 6,066,273
Net assets available for benefits at beginning of year 42,020,583
Net assets available for benefits at end of year $ 48,086,856
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2023 and 2022
1. Description of Plan
The following description of the

Capital City Bank Group, Inc.

401(k) Plan (the “Plan”) provides general
information

about

the

Plan’s

provisions.

Capital

City

Bank

Group,

Inc.

(the

“Company”)

is

the

plan
sponsor.

Participants

should

refer

to

the

Plan

document

and

Summary

Plan

Description

for

a

more
complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan

is a

defined contribution

retirement plan

established under

the provisions

of Section

401(a) of
the Internal

Revenue Code

(the “IRC”),

which includes

a qualified

deferred arrangement as

described in
Section

401(k)

of

the

IRC.

The

Plan

is

intended

to

provide

benefits

to

all

eligible

employees

of

the
Company.

Employees

of

the

Company

become

eligible

to

participate

in

the

Plan

at

the

time

of
employment. Employees may enter the Plan on the first day of the month coinciding with or following the date on which the employee becomes eligible to participate in the Plan.
The overall responsibility for administering the Plan rests with the Company.

However, the Company has
delegated

administration

of

the

Plan

to

the

Company’s

Retirement

Committee

(the

“Plan
Administrator”).

The administrative and record-keeping services are outsourced to Empower Retirement.

Reliance

Trust

serves

as

trustee

and

asset

custodian.

Strategic

Retirement Partners

served

as

the

3(38)
fiduciary for the plan year ended December 31, 2023.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)
Contributions
Each year,

participants may

elect to

contribute up

to 100%

of pretax

annual compensation,

as defined

in
the Plan

document and

subject to

certain limitations

under the

IRC.

Participants may

choose to

change
their deferral

percentage at

any time.

The Plan

also includes

an automatic

contribution arrangement

that
applies to all employees of the Company.

The automatic deferral amount is 3% of eligible compensation.

The

Plan

auto-escalated participants’

deferral rate

by 1%

annually each

June

until a

6%

deferral rate

is
achieved.

Employees

who

do

not

wish

to

be

automatically

enrolled

or

auto-escalate

may

elect

not

to
defer or to defer another percentage.

The Plan also allows participants who reach the age of 50 during the taxable

year

to

make

catch-up

contributions.

Catch-up

contributions

are

401(k)

elective

deferral
contributions in excess

of any limit

on such contributions

under the Plan

subject to IRC

limitations.

The
Plan also allows participants to contribute monies as Roth contributions, subject to the same limitations as are in place for pretax contributions.
For

2023,

the

Company

provided

a

50%

match

on

participant

contributions

of

6%

or

less

of

eligible
compensation.

Only employees hired after

January 1, 2002, and who

have completed 90 days

of service,
are

eligible

for

this

match.

In

addition,

only

employees

hired

or

rehired

after

December

31,

2019,

are
eligible to receive a

separate non-elective contribution equal to

3% of their eligible

annual compensation,
calculated

on

a

monthly

payroll

basis.

Ninety

days

of

service

is

required

before

this

non-elective
contribution begins.

No additional discretionary employer contributions were made for 2023.
Participant Accounts
Each

participant’s

account

is

credited

with

the

participant’s

contribution,

the

Company

matching
contributions, and effective January

1, 2020 the 3%

non-elective contribution for eligible

employees, and
allocations of

Plan earnings

based on

the participant’s

investment elections;

any withdrawal

distribution
fees

are

charged

to

the

participant

account.

Administrative

expenses

are

paid

by

the

Plan,

the
participants, or directly by the Company, as defined in the Plan document and/or vendor agreements.

The
benefit to

which a

participant is

entitled is

the benefit

that can

be provided

from the

participant’s

vested
account.

Each participant

directs the

investment of

his or

her account

to

any of

the

investment options
available under the Plan.
Vesting
Participants

are

immediately

vested

in

their

contributions

plus

actual

earnings

thereon.

Vesting

in

the
Company’s

matching portion

of their

accounts (including

the 3%

non-elective contributions)

plus actual
earnings thereon

is based

on years

of

credited service.

A participant

is 100%

vested in

the Company’s
matching,

3%

non-elective

and

discretionary

contributions

(if

any),

and

related

earnings

thereon,

after
three

years

of

credited

service

(on

a

cliff

basis).

Credited

service

for

vesting

purposes

requires

1,000
Hours of Service during the Plan year.
A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

1.

Description of Plan (continued)
Forfeitures
Forfeitures

are

used

to

reduce

the

employer

contributions

and/or

pay

Plan

administrative

expenses.
Unallocated

forfeited

balances

as

of

December 31,

2023

and

2022

were

approximately

$28,200

and
$29,800,

respectively.

The

Company

used

forfeitures

of

$155,792

for

Qualified

Nonelective
Contributions

in

2023.

The

Company

used

forfeitures

of

approximately

$104,000

to

reduce

Company
contributions in 2023.

Payment of Benefits
Upon

termination

of

service

due

to

death,

disability,

retirement

or

other

reason,

a

participant

(or

their
beneficiary in the event of death) will,

upon request, receive a lump-sum amount equal to the

value of the
vested

interest

in

his

or

her

account.

Participants may

also

receive

a

distribution while

in

service

upon
demonstration of

financial hardship

or

reaching age

59 ½.

Participants that

are qualified

reservists and
are called upon for active duty for more than 179 days or an indefinite period may receive a distribution.
Administrative Expenses
The Plan’s

administrative expenses

were paid,

pro rata,

by participants.

Forfeitures were

used to

offset
participant

expenses.

Expenses

relating

to

purchases,

sales,

transfers

or

distributions

of

the

Plan’s
investments are charged to the particular investment fund and/or participant to which the expense relates.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its

contributions

at

any

time

and

to

terminate

the

Plan

subject

to

the

provisions

of

the

Employee
Retirement

Income

Security

Act

of

1974,

as

amended

(ERISA).

In

the

event

of

Plan

termination,
participants would become 100% vested in their employer contributions and earnings thereon.
Amendments
On November 2,

2023, the Plan

was amended to

exclude certain additional

types of compensation

in the
definition

of

eligible

compensation.

The

amendment

was

made

retroactively

to

September

2017

to
coincide with the Plan document in effect at that time and subsequently.

There were no Plan amendments
in 2022.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with
U.S. generally accepted accounting principles.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of

financial statements in

conformity with U.S.

generally accepted accounting

principles
requires management to make

estimates and assumptions that affect

the amounts reported in

the financial
statements

and

accompanying

notes

and

supplemental

schedule.

Actual

results

could

differ

from

those
estimates.
Investment Valuation and Income Recognition
Investments

held

by

the

Plan

are

stated

at

fair

value.

Fair

value

is

defined

as

the

price

that

would

be
received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date

(an exit

price). See

Note 3 for

further discussion

and disclosures

related to

fair
value measurements.
Purchases and sales of securities are recorded on a

trade-date basis. Interest income is recorded as earned.
Dividends are recorded on the ex-dividend date. Net appreciation /

(depreciation) include the Plan’s gains
and losses on investments bought and sold as well as held during the year.
Recent Accounting Pronouncements
Presently,

Plan

management

is

not

aware

of

any

recent

accounting

pronouncements from

the

Financial
Accounting

Standards

Board

that

will

have

a

material

impact

on

the

Plan’s

present

or

future

financial
statements.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements
Fair value is defined as the

price that would be received to

sell an asset or paid to

transfer a liability in an
orderly

transaction

between

market

participants

on

the

measurement

date

(i.e., an

exit

price).

The

fair
value

hierarchy

prioritizes the

inputs

to

valuation

techniques

used

to

measure

fair

value.

The

hierarchy
gives the

highest priority

to unadjusted

quoted prices

in active

markets for

identical assets

and liabilities
(Level 1)

and

the

lowest

priority

to

unobservable

inputs

(Level 3).

The

three

levels

of

the

fair

value
hierarchy are described below:
Level 1:

Unadjusted

quoted prices

in

active

markets

that

are

accessible to

the

reporting

entity

at
the measurement date for identical assets and liabilities.
Level 2:

Inputs

other

than

quoted

prices

in

active

markets

for

identical

assets

and

liabilities

that
are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:
● quoted prices for similar assets and liabilities in active markets
●
quoted prices for identical or similar assets or liabilities in markets that are not active
●
observable

inputs

other

than

quoted

prices

that

are

used

in

the

valuation

of

the

asset

or
liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
●
inputs that are derived principally or corroborated by observable market data by correlation or
other means
Level 3: Unobservable inputs

for the

asset or

liability (i.e., supported by

little or

no market

activity).
Level 3 inputs include management’s

own assumption about the assumptions that

market participants
would use in pricing the asset or liability (including assumptions about risk).
The level

in the

fair value

hierarchy within

which the

fair value

measurement is

classified is

determined
based upon the lowest level input that is significant to the fair value measurement in its entirety.
Following

is

a

description

of

the

valuation

techniques

and

inputs

used

for

each

general

type

of
investments measured at

fair value by

the Plan.

There have been

no changes in

the valuation techniques
used at December 31, 2023 and 2022.
Company common stock
: Valued

at the closing price reported on

the active market on which the

common
stock is traded.
Mutual funds
: Valued

at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered

with the SEC. These funds are

required to publish their daily
net asset

value (NAV)

and to

transact at

that price.

The mutual

funds held

by the

Plan are

deemed to

be
actively traded.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Collective investment

trusts:

Valued

at the

NAV

of

units of

a collective

investment trust.

The NAV,

as
provided by

the trustee,

is used

as a

practical expedient to

estimate fair

value. The

NAV

is based

on the
fair value of the underlying investments held by

the fund less its liabilities. This practical expedient is

not
used when

it is

determined to

be probable

that the

fund will

sell the

investment for

an amount

different
than

the

reported NAV.

Participant transactions

(purchased and

sales) may

occur daily.

There were

no
unfunded commitments at

December 31, 2023,

or 2022.

The fund has

a daily redemption

frequency and
redemption notice period.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)
The

following

tables

set

forth

by

level,

within

the

fair

value

hierarchy,

the

Plan’s

assets

carried

at

fair
value.
December 31, 2023
Level 1 Level 2 Level 3 Total
Company common stock $ 1,991,663 $ - $ - $ 1,991,663
Mutual funds 10,699,291 - - 10,699,291
Collective investment trusts
(a)
- - - 35,395,902
$ 12,690,954 $ - $ - $ 48,086,856
December 31, 2022
Level 1 Level 2 Level 3 Total
Company common stock $ 2,554,227 $ - $ - $ 2,554,227
Mutual funds 10,085,737 - - 10,085,737
Collective investment trusts
(a)
- - - 29,380,619
$ 12,639,964 $ - $ - $ 42,020,583
(a)

These investments are valued based on NAV

per unit, as provided by the trustee of the fund as

a practical expedient, and have not been classified in the fair value hierarchy.

The fair value

amounts are provided to reconcile to the statement of net assets available for benefits.
4. Risks and Uncertainties
The Plan

holds various

investment securities.

Investment securities

are exposed

to various

risks such

as
interest rate, market, liquidity and credit risks.

Due to the level of risk

associated with certain investment
securities,

it

is

at

least

reasonably

possible

that

changes

in

the

fair

values

of

investment

securities

will
occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the statements of net assets available for benefits.
5. Related Party and Party-In-Interest Transactions
The

Plan

invests

in

the

common

stock

of

the

Company.

This

transaction

qualifies

as

party-in-interest
transaction; however,

it is

exempt from

the prohibited

transaction rules

under ERISA.

During

2023, the
Plan

received

common

stock

cash

dividends

of

$54,946

from

the

Company.

Certain

administrative
functions are performed by officers

or employees of the Company.

No such officer or employee receives
compensation from the Plan.

Administrative expenses of the Plan

are netted directly from the

participant
accounts and

were $123,843

as of

December 31,

2023.

The Plan

paid $97,850

of recordkeeping

fees to
Empower Annuity Insurance

Company for the

year ended December

31, 2023.

Individually nonmaterial
expenses paid

to other

parties in

interest aggregated

$25,993 during

the year

ended December

31, 2023.

Additionally,

purchases and

sales of

the Company’s

stock by

participants were

approximately $224,000
and $544,000, respectively, during 2023.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

6. Tax Status
The underlying pre-approved plan has received an

opinion letter from the Internal Revenue Service

(IRS)
dated June

30, 2020,

stating that

the written

form of

the underlying

pre-approved document

is qualified
under Section 401

of the

IRC. Any employer

adopting this form

of the plan

will be considered

to have a
plan

qualified

under

Section

401

of

the

IRC,

and,

therefore,

the

related

trust

is

tax-exempt.

Once
qualified, the

Plan is

required to

operate in

conformity with

the IRC

to maintain

its qualified

status. The
plan administrator

believes the

Plan is

being operated in

compliance with

the applicable

requirements of
the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting

principles generally

accepted in

the

United

States require

plan management

to

evaluate tax
positions taken

by the

Plan and

recognize a

tax

liability if

the Plan

has taken

an uncertain

position that
more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed
the

tax

positions

taken

by

the

Plan,

and

has

concluded

that

there

are

no

uncertain

positions

taken

or
expected to be taken. The Plan is subject to routine audits by taxing jurisdictions;

however, currently there
are no audits for any tax periods in progress.
7. Nonexempt Transaction
Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be
reasonably

segregated

from

the

employer’s

general

assets.

While

the

Company

remitted

all

employee
contributions

to

the

Plan

within

the

Plan

year,

contributions

of

$9,801

were

not

remitted

within

the
required

time

period

for

the

year

ended

December

31,

2023.

Supplemental Schedules

Capital City Bank Group, Inc. 401(k) Plan
Plan No. 003 EIN 59-2273542
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year

Ended December 31, 2023
Year
Participant
Contributions
Transferred

Late to
Plan
Contributions Not
Corrected
Contributions
Corrected Outside
VFCP
Contributions
Pending Correction
in VFCP
Total

Fully
Corrected under
VFCP and PTE
2002-51
2023 $

9,801

$

9,801

$

-

$

-

$

-

Capital City Bank Group, Inc. 401(k) Plan
Plan No. 003 EIN 59-2273542
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
Identity of Issue, Borrower,
Lessor, or

Similar Party
Description of Investment Including Maturity Date, Rate of
Interest, Collateral, Par,

or Maturity Value
Cost
Current

Value
Mutual funds:
Cohen & Steers Real Estate Securities Z, 16,579 shares ** $ 275,712
Fidelity Advisor Small Cap Growth I, 33,466 shares ** 945,069
Fidelity
Advisor Total Bond

I, 81,402 shares
** 779,831
PGIM High-Yield R6, 38,665 shares ** 183,271
Fidelity Emerging Markets Index, 49,575 shares ** 498,225
Franklin Templeton Franklin Utilities R6, 17,629 shares ** 343,421
Touchstone
Mid Cap Y,

6,848 shares
** 356,975
MFS
Mid Cap Value

R6, 1,953 shares
** 60,122
JP Morgan 100% U.S. Treas Sec MM Inst, 2,857,952 shares ** 2,857,952
MFS Md Cap Growth R6, 18,297 shares ** 534,646
Vanguard Mid Cap Index Fund - Admiral, 4,251 shares ** 1,224,586
Fidelity Advisor Growth Opps Z, 10,498 shares ** 1,515,554
Pimco RAE US Small Instl, 9,440 shares ** 90,911
American Funds Mortgage R6, 3,303 shares ** 29,558
T. Rowe Price U.S. Equity Research, 6,558 shares ** 305,197
Blackrock Advantage Small Cap Core K, 16,990 shares ** 281,532
Vanguard Equity Income ADM, 4,945 shares ** 416,729
Total 10,699,291
Collective investment trusts:
Blackrock Equity Index Fund R, 4,929 shares ** 3,284,771
Blackrock Lifepath Index Retirement S, 105,410 shares ** 2,140,869
Blackrock Lifepath Index 2025 Fund S, 139,142 shares ** 3,911,295
Blackrock Lifepath Index 2030 Fund S, 93,939 shares ** 2,972,222
Blackrock Lifepath Index 2035 Fund S, 176,911 shares ** 6,184,800
Blackrock Lifepath Index 2040 Fund S, 123,124 shares ** 4,686,112
Blackrock Lifepath Index 2045 Fund S, 76,298 shares ** 3,125,917
Blackrock Lifepath Index 2050 Fund S, 58,017 shares ** 2,396,690
Blackrock Lifepath Index 2055 Fund S, 83,965 shares ** 1,815,332
Blackrock Lifepath Index 2060 Fund S, 27,286 shares ** 571,644
Blackrock Lifepath IDX 2065 Fund Fee S, 21,173 shares ** 282,452
Blackrock MSCI ACWI ex-U.S. Index R, 43,106 shares ** 677,194
Blackrock Russell 1000 Growth R, 64,579 shares ** 2,125,280
Blackrock
Russell 1000 Value

Index Fund R, 19,975 shares
** 402,088
Blackrock Russell 2000 Index Fund R, 3,408 shares ** 819,236
Total 35,395,902
Company common stock:
*Capital City Bank Group, Inc. Capital City Bank Group Stock, 67,675 shares ** 1,991,663
$ 48,086,856
* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP,

INC. 401(K) PLAN
EXHIBIT INDEX
Exhibit

No.

Document
23.1*
Consent of Forvis Mazars, LLP, Independent Registered Certified Public Accounting
Firm
*Filed herewith

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934,

the trustees (or other
persons who administer the employee benefit plan) have duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.
CAPITAL CITY BANK GROUP,

INC. 401(K) PLAN
By: /s/ Bethany H. Corum

Bethany H. Corum, Chief Operating Officer

Capital City Bank Group, Inc.

Retirement Committee, Chairman
Dated: June 26, 2024